Exhibit 99.1

China Digital TV Announces Update on Asset Restructuring

BEIJING, July 16, 2015 /PRNewswire/ — China Digital TV Holding Co., Ltd. (NYSE: STV) ("China Digital TV" or the "Company"), the leading provider of cloud-based application platforms and conditional access ("CA") systems which enable China's digital cable television market to offer and secure diversified content services, today provided further updates on its asset restructuring (the “Restructuring”) with Shanghai Tongda Venture Capital Co., Ltd (“Tongda Venture”), as referred to in the press releases dated June 13, 2014, October 9, 2014, October 27, 2014, November 27, 2014, respectively. The Company announced that Tongda Venture has received an approval in principle (the “Approval”) from the Ministry of Commerce of the People’s Republic of China (“PRC Ministry of Commerce”).

According to the Approval, the PRC Ministry of Commerce principally agreed that Golden Benefit Technology Limited (“Golden Benefit”), a wholly owned subsidiary of STV, may use its 25% equity interest (approximately equal to RMB800 million) in Beijing Super TV Co., Ltd. (“Super TV”), a wholly-owned subsidiary of Golden Benefit, to subscribe for Tongda Venture’s non-public offering of A shares (“New Shares”),. and will be effective for 180 days from issuance date. It is required under the Approval that Tongda Venture should divest its equity interest in Beijing CNLive Culture Media Inc, a culture and media company focusing on mobile TV in which foreign investment is not allowed, prior to Golden Benefit acquiring the New Shares. The Company will submit related documents and materials to the China Securities Regulatory Commission (the “CSRC”) for approval as soon as possible.

There will be uncertainties in completing the Restructuring, which remains subject to regulatory clearance by the CSRC. The Restructuring will be subject to review by the respective regulators amid increasingly stringent standards for such transactions. As such, there is no assurance that these approvals or regulatory clearance will be obtained within a reasonable timeframe, or at all. According to the framework agreement signed on June 13, 2014, the Restructuring will be terminated if it is not completed by December 31, 2015.

About China Digital TV

Founded in 2004, China Digital TV enables television network operators to manage, extend and diversify content services across households and public areas in China. China Digital TV is the leading provider of cloud-based application platforms and network broadcasting platform ("NBP") services to Chinese cable operators, helping them to effectively bring mobile gaming apps and other entertainment options to household television sets, and extend cable programming outside the home to any mobile device. China Digital TV is also the leading provider of CA systems in China's digital television market. CA systems enable television network operators to secure the delivery of content to their subscribers. The Company cooperates with nearly all of China’s cable television operators.

For more information please visit the Investor Relations section of China Digital TV's website at http://ir.chinadtv.cn.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "may," "should" and similar expressions. Such forward-looking statements include, without limitation, statements regarding the outlook for the second quarter of 2015 and comments by management in this announcement about trends in the CA systems, digital television, cable television and related industries in the PRC and China Digital TV's strategic and operational plans and future market positions. China Digital TV may also make forward-looking statements in its periodic reports filed with the Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Digital TV's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement, including but not limited to the following: competition in the CA systems, digital television, cable television and related industries in the PRC and the impact of such competition on prices, our ability to implement our business strategies, changes in technology, the progress of the television digitalization in the PRC, the structure of the cable television industry or television viewer preferences, changes in PRC laws, regulations or policies with respect to the CA systems, digital television, cable television and related industries, including the extent of non-PRC companies' participation in such industries, and changes in political, economic, legal and social conditions in the PRC, including the government's policies with respect to economic growth, foreign exchange and foreign investment.

Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

For investor and media inquiries, please contact:

China Digital TV Holding Co., Ltd.

Nan Hao

Investor Relations Manager

Tel: +86-10-6297-1199 x 9780

Email: ir@chinadtv.cn

ICR, Inc.

Charles Eveslage

Tel: +1 (646) 328-1950

Email: stv@icrinc.com